Intertape Polymer Group

CONFERENCE CALL NOTICE

“INTERTAPE POLYMER GROUP INC.

FIRST QUARTER 2006

EARNINGS RESULTS”

DATE:

Tuesday, May 9th, 2006

TIME:

10:00 A.M.

(Eastern Time)

DIAL-IN #:

800-230-1766

(USA & Canada)

DIAL-IN #:

612-332-0523

(International)

THIS CONFERENCE CALL WILL BE SIMULTANEOUSLY BROADCAST ON OUR WEBSITE:

WWW.INTERTAPEPOLYMER.COM

(Go to Financial Information, Conference Call Access for live Web Cast)

DIGITIZED REPLAY

DIAL-IN#:

800-475-6701

(USA & Canada)

DIAL-IN#:

320-365-3844

(International)

ACCESS CODE:

827689

SCHEDULE:

May 9th @ 3:15 p.m. ending May 16th at 11:59 p.m.

Eastern Time

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